UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1)1

VAALCO Energy, Inc.
(Name of Issuer)

Common Stock, $0.10 par value
(Title of Class of Securities)

91851C201
(CUSIP Number)

ADAM FINERMAN, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 11, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 91851C201

1	NAME OF REPORTING PERSON NANES DELORME PARTNERS I LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,700,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,700,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,700,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 91851C201

1	NAME OF REPORTING PERSON NANES BALKANY PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,700,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,700,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,700,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 91851C201

1	NAME OF REPORTING PERSON NANES BALKANY MANAGEMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,700,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,700,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,700,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 91851C201

1	NAME OF REPORTING PERSON JULIEN BALKANY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION FRANCE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,700,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,700,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,700,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 91851C201

1	NAME OF REPORTING PERSON DARYL NANES
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,700,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,700,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,700,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 91851C201

1	NAME OF REPORTING PERSON LEONARD TOBOROFF
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) - 0 -
14	TYPE OF REPORTING PERSON IN

1 See Item 5.

CUSIP NO. 91851C201

1	NAME OF REPORTING PERSON CLARENCE COTTMAN III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) - 0 -
14	TYPE OF REPORTING PERSON IN

1 See Item 5.

CUSIP NO. 91851C201

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”).  This Amendment No. 1 amends the Schedule 13D as specifically set forth.

Item 2.	Identity and Background.

Item 2(a) is amended and restated to read as follows:

(a)           This statement is filed by Nanes Delorme Partners I LP, a Delaware limited partnership (“Nanes Delorme Partners”), Nanes Balkany Partners LLC, a Delaware limited liability company (“Nanes Balkany Partners”), Nanes Balkany Management LLC, a Delaware limited liability company (“Nanes Balkany Management”), Julien Balkany, Daryl Nanes, Leonard Toboroff and Clarence Cottman III.  Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Nanes Balkany Partners is the general partner of Nanes Delorme Partners.  Nanes Balkany Management is the investment manager of Nanes Delorme Partners.  The managing members of Nanes Balkany Partners and Nanes Balkany Management are Julien Balkany and Daryl Nanes. By virtue of their positions with Nanes Balkany Partners and Nanes Balkany Management, Messrs. Balkany and Nanes have the sole power to vote and dispose of the Issuer’s Shares owned by Nanes Delorme Partners.  Messrs. Balkany, Toboroff and Cottman are nominees for the Board of Directors of the Issuer (the “Nominees”).

Item 2(b) is amended and restated to read as follows:

(b)           The principal business address of Nanes Delorme Partners, Nanes Balkany Partners, Nanes Balkany Management, Julien Balkany and Daryl Nanes is 230 Park Avenue, 7th Floor, New York, New York, 10169.

The principal business address of Mr. Toboroff is c/o Corinthian Capital Group, LLC, 153 East 53rd Street, 59th Floor, New York, New York 10021.

The principal business address of Mr. Cottman is c/o Legacy Energy, Inc., 1135 Eugenia Place, Suite C, Carpinteria, California 93013.

Item 2(c) is amended to add the following:

The principal occupation of Mr. Toboroff is serving as a director and Vice Chairman of the Board of Allis-Chalmers Energy Inc., a provider of products and services to the oil and gas industry listed on the NYSE, and as an Executive Director of Corinthian Capital Group, LLC, a private equity fund.

The principal occupation of Mr. Cottman is serving as President of Legacy Energy, Inc., a private oil and gas exploration and production company, and Vice Chairman of Petro Falcon Corporation, an oil and gas exploration and production company focused on Venezuela.

CUSIP NO. 91851C201

Item 2(f) is amended and restated to read as follows:

(f)           Mr. Balkany is a citizen of France and Messrs. Nanes, Toboroff and Cottman are citizens of the United States of America.

Item 4.	Purpose of Transaction.

Item 4 is amended to add the following:

On April 11, 2008, Nanes Delorme Partners delivered a letter (the “Nomination Letter”) to the Corporate Secretary of the Issuer nominating the Nominees, as set forth therein, for election to the Issuer’s Board of Directors at the Issuer’s 2008 annual meeting of stockholders, or any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the “Annual Meeting”).  A copy of the Nomination Letter is attached as an exhibit hereto and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) is hereby amended and restated to read as follows:

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 59,194,182 Shares outstanding, which is the total number of Shares reported to be outstanding as of February 29, 2008 in the Issuer’s Annual Report on Form 10-K, as filed with the Securities and Exchange Commission on March 14, 2008.

As of the date hereof, Nanes Delorme Partners beneficially owns 4,700,000 Shares, constituting approximately 8.0% of the Shares outstanding.  As the general partner of Nanes Delorme Partners, Nanes Balkany Partners may be deemed to beneficially own the 4,700,000 Shares owned by Nanes Delorme Partners, constituting approximately 8.0% of the Shares outstanding.  As the investment manager of Nanes Delorme Partners, Nanes Balkany Management may be deemed to beneficially own the 4,700,000 Shares owned by Nanes Delorme Partners, constituting approximately 8.0% of the Shares outstanding.  As the managing members of Nanes Balkany Partners and Nanes Balkany Management, Messrs. Balkany and Nanes may be deemed to beneficially own the 4,700,000 Shares owned by Nanes Delorme Partners, constituting approximately 8.0% of the Shares outstanding.  Messrs. Balkany and Nanes have sole voting and dispositive power with respect to the 4,700,000 Shares owned by Nanes Delorme Partners by virtue of their authority to vote and dispose of such Shares.  Nanes Balkany Partners, Nanes Balkany Management and Messrs. Balkany and Nanes disclaim beneficial ownership of the Shares held by Nanes Delorme Partners, except to the extent of their pecuniary interest therein.

Messrs. Toboroff and Cottman do not directly own any Shares.  Messrs. Toboroff and Cottman, as members of a “group” for the purposes of Rule 13d-5(b)(1) of the Exchange Act, may be deemed to beneficially own the 4,700,000 Shares owned by Nanes Delorme Partners.  Messrs. Toboroff and Cottman disclaim beneficial ownership of such Shares.

CUSIP NO. 91851C201

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On April 11, 2008, the Reporting Persons entered into a Joint Filing and Solicitation Agreement in which, among other things, (a) the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer, (b) the parties agreed to solicit proxies or written consents for the election of the Nominees or any other person designated by the Reporting Persons to the Issuer’s Board of Directors at the Annual Meeting and to take all other action necessary or advisable to achieve the foregoing (the “Solicitation”), and (c) Nanes Delorme Partners, subject to its pre-approval, agreed to pay all expenses incurred in connection with the Reporting Persons’ activities, including approved expenses incurred by any of the parties in connection with the Solicitation.  A copy of the Joint Filing and Solicitation Agreement is attached as an exhibit hereto and is incorporated herein by reference.

Nanes Delorme Partners has executed or intends to execute letter agreements pursuant to which it agrees to indemnify Messrs. Toboroff and Cottman against claims arising from the solicitation of proxies from VAALCO stockholders in connection with the Annual Meeting and any related transactions (the “Indemnification Letter Agreement”).  The form of the Indemnification Letter Agreement is attached as an exhibit hereto and is incorporated herein by reference.

Nanes Delorme Partners has also executed or intends to execute letter agreements pursuant to which it agrees to compensate each of Messrs. Toboroff and Cottman  (i) $25,000 in cash as soon as reasonably practicable after submission of this letter and (ii) solely in the event that Nanes Delorme Partners withdraws its nomination of any such nominee prior to the Annual Meeting, other than as a result of such nominee failing to provide Nanes Delorme Partners with information which it reasonably requests, an additional $25,000 within ten business days following the date of such withdrawal (the “Compensation Letter Agreement”).  The form of the Compensation Letter Agreement is attached as an exhibit hereto and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following:

99.1
Joint Filing and Solicitation Agreement by and among Nanes Delorme Partners I LP, Nanes Balkany Partners LLC, Nanes Balkany Management LLC, Julien Balkany, Daryl Nanes, Leonard Toboroff and Clarence Cottman III, dated April 11, 2008.

CUSIP NO. 91851C201

99.2	Nomination Letter from Nanes Delorme Partners I LP to VAALCO Energy, Inc., dated April 11, 2008.

99.3	Form of Indemnification Letter Agreement.

99.4	Form of Compensation Letter Agreement.

CUSIP NO. 91851C201

SIGNATURES
After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 11, 2008	NANES DELORME PARTNERS I LP

	By:	Nanes Balkany Partners LLC General Partner

By:	/s/ Daryl Nanes
Name: Daryl Nanes Title: Managing Member

NANES BALKANY PARTNERS LLC

By:	/s/ Daryl Nanes
Name: Daryl Nanes Title: Managing Member

NANES BALKANY MANAGEMENT LLC

By:	/s/ Daryl Nanes
Name: Daryl Nanes Title: Managing Member

/s/ Julien Balkany
JULIEN BALKANY

/s/ Daryl Nanes
DARYL NANES

/s/ Leonard Toboroff
LEONARD TOBOROFF

/s/ Clarence Cottman III
CLARENCE COTTMAN III

CUSIP NO. 91851C201

EXHIBIT LIST

Exhibit

99.1
Joint Filing and Solicitation Agreement by and among Nanes Delorme Partners I LP, Nanes Balkany Partners LLC, Nanes Balkany Management LLC, Julien Balkany, Daryl Nanes, Leonard Toboroff and Clarence Cottman III, dated April 11, 2008.

99.2	Nomination Letter from Nanes Delorme Partners I LP to VAALCO Energy, Inc., dated April 11, 2008.

99.3	Form of Indemnification Letter Agreement.

99.4	Form of Compensation Letter Agreement.